Filed by Archimedes Tech SPAC Partners Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SoundHound, Inc.

Commission File No. 333-262094

SoundHound Inc. and Qualcomm Technologies Inc. Announce Strategic Agreement to Bring SoundHound’s Voice AI Technology to Snapdragon Platforms

Multi-year, joint agreement gives app developers and device manufacturers access to an easy to deploy voice AI solution

Santa Clara, CA, Jan. 25, 2022 - SoundHound Inc., a global leader in voice artificial intelligence (AI), currently in the process of becoming a public company through its expected merger with Archimedes Tech SPAC Partners Co. (NASDAQ: ATSPT subunits, which consist of one share of common stock and 1/4 of a warrant), today announced a multi-year agreement with Qualcomm Technologies Inc. to enable SoundHound’s advanced voice AI technology, consisting of its automatic speech recognition, natural language understanding, and text-to-speech conversion software with select Qualcomm Technologies’ Snapdragon® platforms.

App developers and device manufacturers have the ability to integrate the advanced technologies provided by Qualcomm Technologies and SoundHound to quickly and easily implement enhanced conversational voice experiences and build voice interfaces that can detect voice queries in noisy environments and when a device is already transmitting other sounds.

"The combination of SoundHound's conversational intelligence technology with our Snapdragon platforms paves the way for new use cases and innovative voice experiences," said Ziad Asghar, Vice President, Product Management, Qualcomm Technologies, Inc. “Combining Qualcomm Technologies’ voice technology with SoundHound’s voice AI platform provides customers with the ability to customize their voice solutions and provide new user experiences, while maintaining transparency of user data.”

The solution brings together SoundHound's advanced voice AI platform, with its full stack of proprietary technology, including Speech-to-Meaning® and Deep Meaning Understanding®, and a library of hundreds of content domains and select Snapdragon platforms with echo cancellation, noise reduction (ECNR), and user verification technologies. Snapdragon’s low-power, always-on capability means the host device is always ready to respond to a wake word or voice command in a low-power state.

"Our collaboration with Qualcomm Technologies gives app developers and hardware manufacturers a faster, simpler way to add always-on, voice interfaces to their apps and devices," said James Hom, Co-Founder and VP Products, SoundHound Inc. "By combining Qualcomm Technologies' voice solutions with SoundHound's voice AI technology into a single solution, app developers and device manufacturers can expand product offerings with more options for enhanced voice services."

Android app developers can now build voice user interfaces to overcome the challenges associated with mobile app users not having a device in their immediate vicinity. Once available, end users can make a voice request to a voice-enabled app from across the room—even when the device is already playing music or streaming other content.

SoundHound's natural language understanding (NLU) engine delivers fast and accurate responses due to its proprietary technologies that process speech in real-time and allows for double negations, complex, multiple queries, and follow-on requests. Its voice AI platform is flexible, scalable, and customizable, allowing developers to create unique voice experiences that include a combination of custom commands and custom content domains as well as an extensive library of public content domains, including weather, sports, news, entertainment, and more.

On Tuesday, January 25, 2022, at 10 am PT, Ziad Asghar, VP Product Management, Qualcomm Technologies Inc. and Keyvan Mohajer, Co-Founder and CEO, SoundHound Inc, will be discussing the possibilities and benefits of voice assistants with embedded and hybrid connectivity in the SoundHound-hosted webinar, How and Why Voice Assistants are Moving to the Edge. Register here to join the live panel discussion and Q&A session. https://go.soundhound.com/edge-webinar

About SoundHound Inc.

SoundHound Inc., a leading innovator of conversational intelligence, offers an independent voice AI platform that enables businesses across industries to deliver best-in-class conversational experiences to their customers. Built on proprietary Speech-to-Meaning® and Deep Meaning Understanding® technologies, SoundHound’s advanced voice AI platform provides exceptional speed and accuracy and enables humans to interact with products and services like they interact with each other—by speaking naturally. SoundHound is trusted by companies around the globe, including Hyundai, Mercedes-Benz, Pandora, Deutsche Telekom, Snap, VIZIO, KIA, and Stellantis. www.soundhound.com

In November 2021, the company entered into a definitive merger agreement with Archimedes Tech SPAC Partners Co. (NASDAQ: ATSPU units, ATSPT subunits). If the transaction is consummated, the company expects to be publicly listed on Nasdaq under the symbol SOUN following the closing of the transaction.

About Archimedes Tech SPAC Partners Co.

Archimedes Tech SPAC Partners Co. is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses in the artificial intelligence, cloud services, and automotive technology sectors.

Shares of Archimedes’ common stock are currently trading on the Nasdaq Capital Market as part of Archimedes' subunits under the symbol “ATSPT,” with each subunit consisting of one share of the Archimedes’ common stock and ¼ warrant. A holder will only be able to retain the ¼ warrant underlying the subunit if the holder elects to retain the subunit through the consummation of Archimedes and SoundHound's merger. The subunits will not separate into shares of common stock and warrants until the consummation of Archimedes and SoundHound's merger.

Important Information and Where to Find It

This press release refers to a proposed transaction between Archimedes Tech SPAC Partners Co. ("Archimedes") and SoundHound. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, Archimedes has filed relevant materials with the SEC, including a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus. Security holders are encouraged to carefully review such information, including the risk factors and other disclosures therein. The definitive proxy statement/prospectus will be sent to all Archimedes stockholders. Archimedes also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Archimedes are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Archimedes through the website maintained by the SEC at www.sec.gov or via the website maintained by Archimedes at www.archimedesspac.com or by emailing Info@ArchimedesSPAC.com.

Participants in the Solicitation

Archimedes and SoundHound and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Archimedes' stockholders in connection with the proposed transaction. Information about Archimedes' directors and executive officers and their ownership of Archimedes' securities is set forth in Archimedes' filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains forward-looking statements, which are based on estimates, assumptions and expectations. Actual results and performance could differ materially and adversely from those expressed or implied in forward-looking statements. SoundHound does not undertake any obligation to update any forward-looking statements, except as required by law.

Contact:

SoundHound, Inc.

Lisa Flattery

(408) 441-3294

PR@SoundHound.com

Snapdragon is a trademark or registered trademark of Qualcomm Incorporated. Snapdragon is a product of Qualcomm Technologies, Inc. and/or its subsidiaries.

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